Mail Stop 3561
        November 1, 2005
Mr. Ricardo Reyes
CFO
Compania Cervecerias Unidas S.A.
Bandera 84, Sixth Floor
Santiago, Chile

Re: United Breweries Company, Inc.
      Form 20-F for the Fiscal Year Ended December 31, 2004
      File No. 1-14906

Dear Mr. Reyes:

      We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

      Sincerely,

Michael Moran
      Branch Chief